February 25, 2025

Benjamin Holt

David Link

Office of Real Estate & Construction

Division of Corporation Finance

Re:	FISYN FUND II LLC
Amendment 1 to the Offering Statement on Form 1-A
Filed February 25, 2025
File No. 024-12561

Mr. Holt and Mr. Link:

Please see below for responses to the Division’s letter dated February 10, 2025, regarding the above captioned matter. All questions have been addressed in this Amendment No. 1 to the Offering Statement on Form 1-A, filed February 25, 2025 (“Amendment”), as further herein detailed.

Cover Page

1.	Please revise to quantify the allocation of the offering amount between Class A Membership Interests and Class B Membership Interests.

The Cover Page in the Amendment has been revised to disclose the Company will raise up to 56,818 Class A Membership Interests and 170,454 Class B Membership Interests.

Summary Information, page 4

2.	Please revise to describe briefly the material terms of each of the Class A Membership Interests and the Class B Membership Interests, including to highlight any differences. Please also revise to specify and quantify the Manager’s fees and compensation.

A summary of the terms of the Class A and Class B Membership Interests (including any differences) and the amount of the Manager’s fees and compensation has been added to the summary of the Amendment.

Compensation of Directors and Executive Officers, page 38

3.	Please revise to disclose the disposition fee and the reimbursement of expenses, as described in Section 6.8 of the Company Agreement filed as Exhibit 2.2.

The Amendment has been revised to include the disposition fee and reimbursements of expenses as described in Section 6.8 of the Company Agreement.

Securities Being Offered, page 65

4.	Please revise to disclose the conversion rights of the Class B Membership Interests. Please also revise to reconcile your disclosure on page 70 that additional capital contributions may not be required with Section 3.4 of the Company Agreement filed as Exhibit 2.2, which appears to provide that the Manager may request additional capital contributions. Finally, as applicable, revise to disclose the Membership Interest Adjustment.

The Amendment has been revised to disclose the conversion rights of the Class B Membership Interests, revise the disclosure regarding additional capital contributions including disclosing the membership interest adjustment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC